May 10, 2012

Via EDGAR

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

RE:	Iron Mountain Incorporated (the “Company”)
Form 10-K for the year ended December 31, 2011 (the “Form 10-K”)
Filed February 28, 2012
File No. 001-13045

Dear Ms. Cvrkel:

The purpose of this letter is to respond to your letter of May 1, 2012.  Your original letter to us was dated April 10, 2012 and we responded in our letter dated April 23, 2012.  For your convenience, the original staff comments from your May 1, 2012 letter have been repeated in bold typeface, followed by our responses.

Note 10. Commitments and Contingencies, page 130

(h) Government Contract Billing Matter, page 133

1.                                      We note from your response to our prior comment three that should it be determined that an adjustment is necessary in future period, you will assess, at that time, whether the adjustment is a result of a change in estimate or the correction of an error and the accounting and disclosure will be assessed accordingly.  However, we would like you to revise your future filings to disclose the possibility of a future adjustment and your planned accounting treatment for such an adjustment.  Please note that this disclosure should be included even in periods that do not include an adjustment to the amounts already recorded as corrections of an error.  Please confirm that you will include this disclosure as requested.

RESPONSE:

1.                                      Supplementary, we would like to direct the staff to our disclosures in the Form 10-K on page 80 (footnote 2.b.) regarding our use of estimates and on pages 131-132 (footnote 10.c.) regarding our disclosures of aggregate losses in excess of amounts currently accrued related to all of our loss contingencies.  In future filings, until such time that the GSA matter is resolved, we will provide the following incremental disclosure, whether or not there has been any change in that reporting period to the amounts already recorded as corrections of an error:

“Given the above, it is reasonably possible that an adjustment to our estimates may be required in the future as a result of updated facts and circumstances.  To the extent that an adjustment to our estimates is necessary in a future period, we will assess, at that time, whether the adjustment is a result of a change in estimate or the correction of an error.  A change in estimate would be reflected as an adjustment through the then-current period statement of operations.  A correction of an error would require a quantitative and qualitative analysis to determine the approach to correcting the error.  A correction of an error could be reflected in the then-current period statement of operations or as a restatement of prior period financial information, depending upon the underlying facts and circumstances and our quantitative and qualitative analysis.”

Note 14. Discontinued Operations Digital Operations, page 136

2.                                      We note from your response to our prior comment four that any change in the estimated amount of working capital will be disclosed in the notes to the financial statements and recorded within Gain(loss) on Sale of Discontinued Operations, Net of Tax in your statements of operations.  However, as previously requested, we would like you to revise future filings to disclose how you will account for any changes in the working capital adjustment in your financial statements, whether or not there has been any change in that reporting period. Please confirm that you will revise your notes accordingly.

RESPONSE:

2.                                      Supplementary, we would like to inform the staff that we will disclose the final working capital adjustment amount when it is determined.  In future filings, until such time that the working capital adjustment is resolved, we will provide the following incremental disclosure, whether or not there has been any change in that reporting period:

“Any change in the estimated amount of working capital adjustment will be recorded within gain (loss) on the sale of discontinued operations, net of tax within our consolidated statement of operations.”

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As requested, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated  by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the content of this letter, please do not hesitate to contact me at (617) 535-2767.

Sincerely,
IRON MOUNTAIN INCORPORATED

By:	/s/ Brian P. McKeon
Brian P. McKeon
Executive Vice President and Chief Financial Officer